Contact

www.linkedin.com/in/
charlesclinton1 (LinkedIn)

Top Skills

Mergers & Acquisitions

Credit

Real Estate Transactions

Certifications

Series 7, 66

Charles Clinton

CEO at EQUITYMULTIPLE

New York, New York, United States

Summary

We're hiring in NYC! Check out our current positions - https://
www.equitymultiple.com/careers/

Co-founded EQUITYMULTIPLE, a leading online investment
platform that is leveraging technology to help modernize the real
estate industry. As CEO, I'm responsible for shaping the strategic
vision of the company and overseeing its daily operations. I also sit
on the firm's investment committee and board of directors.

Prior to EQUITYMULTIPLE, I worked as a real estate attorney
at Simpson, Thacher & Bartlett, where my primary clients were
Blackstone and KKR. During my time at Simpson, I worked on
over $10 billion in transactions, including Blackstone's $1.7 billion
purchase of the Cosmopolitan Hotel, Blackstone's $1.9 billion
purchase of Motel 6 and Hilton's real estate asset restructuring and
refinancing in advance of its $2.5 billion IPO.

Securities offered through Growth Capital Services, member FINRA,
SIPC, 582 Market Street, Suite 300, San Francisco, CA 94104

Experience

EQUITYMULTIPLE
Co-Founder & CEO
February 2015 - Present (7 years 9 months)
New York, New York

Securities offered through Growth Capital Services, member FINRA, SIPC,
Office of Supervisory Jurisdiction located at 582 Market Street, Suite 300, San
Francisco, CA 94104.

Simpson Thacher & Bartlett LLP
Associate
2011 - 2014 (3 years)
New York, New York

Worked in the Real Estate Group, primarily for clients Blackstone and KKR.

Prior experience in Mergers & Acquisitions and Credit & Banking Groups.

O'Melveny & Myers LLP
Summer Associate
May 2009 - August 2009 (4 months)
Menlo Park, California

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Education

University of California, Berkeley - School of Law
Doctor of Law (J.D.) · (2008 - 2011)

Amherst College
Bachelor's degree, Political Science · (2001 - 2005)